                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                              ALLTRISTA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    020040101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                            Marlin Partners II, L.P.
                            Attn: Martin E. Franklin
                           555 Theodore Fremd Avenue,
                                  Suite B-302,
                                  Rye, NY 10580
                                  (914)967-9400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             William J. Grant, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  May 17, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 020040101                                            Page 2 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marlin Partners II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                575,700
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                575,700
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            575,700
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.13%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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


     This Amendment No. 2 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Alltrista Corporation, an Indiana corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities and Exchange Act of 1934, as amended. This Amendment No. 2 amends the initial statement on Schedule 13D of the Reporting Person dated January 5, 2000 (the "Initial Statement") as amended by Amendment No. 1 on May 12, 2000. The address of the principal executive offices of the Company is 5875 Castle Creek Parkway, North Drive, Suite 440, Indianapolis, Indiana 46250. This Amendment No. 2 is being filed by the Reporting Person to amend and restate Item 5 of the Initial Statement in order to report additional purchases. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

     (a) On the date of this Amendment No. 2, Marlin II beneficially owns and has sole voting and dispositive power of 575,700 shares of Common Stock, representing 9.13% of the issued and outstanding shares of Common Stock. The foregoing percentage calculations are based on 6,305,816 shares of Common Stock outstanding at March 17, 2000 as reported on the Company's Quarterly report on Form 10-Q for the quarter ended March 31, 2000. To the best of the Reporting Person's knowledge, none of the other


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persons names in Item 2 above own any interests in the shares of Common Stock.

     (b) The number of shares of Common Stock with respect to which Marlin II
(i) has sole voting power, (ii) share voting power, (iii) has sole dispositive power, (iv) share dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

     (c) Except as described in Schedule A hereto, neither Marlin II nor any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any shares of Common Stock during the past 60 days.

     (d) None.

     (e) Not applicable


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


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 17, 2000                     MARLIN PARTNERS II, L.P.

                                        By: Marlin Management, L.L.C.,
                                            its General Partner

                                        By: /s/ Martin E. Franklin
                                            ------------------------------
                                            Name:  Martin E. Franklin
                                            Title: Managing Member


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


                                                                      SCHEDULE A
                                                                      ----------

                           Recent Transactions in the
                                 Common Stock of
                              Alltrista Corporation


                                                                       Average Price
Date of Transaction     Nature of Transaction     Number of Shares       Per Share
-------------------     ---------------------     ----------------       ---------
4/28/2000                     Purchase                 26,000             $20.79
5/1/2000                      Purchase                    200             $21.44
5/2/2000                      Purchase                  3,800             $21.50
5/4/00                        Purchase                  1,300             $21.50
5/5/00                        Purchase                  7,700             $21.50
5/8/00                        Purchase                  1,400             $21.50
5/10/00                       Purchase                 10,000             $21.50
5/11/00                       Purchase                  2,000             $21.50


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